ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED AUGUST 15, 2016 AND

PROSPECTUS DATED MAY 7, 2015)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-203953

E*TRADE Financial Corporation

400,000 Shares of Fixed-to-Floating Rate Non-Cumulative

Perpetual Preferred Stock, Series A

Final Term Sheet

August 16, 2016

The information in this pricing term sheet supplements E*TRADE Financial Corporation’s preliminary prospectus supplement, dated August 15, 2016 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement (and the accompanying prospectus), including all other documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	E*TRADE Financial Corporation (the “Issuer”)

Security:	400,000 shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”)

Size:	$400,000,000

Maturity:	Perpetual

Expected Ratings*:	Ba3 / BB-

Liquidation Preference:	$1,000 per share of Preferred Stock

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.875% from the date of issuance to, but excluding, September 15, 2026, and thereafter at a floating rate per annum equal to three month U.S. dollar LIBOR on the related dividend determination date plus 4.435%

Dividend Payment Dates:	Semi-annually in arrears on the 15th day of March and September of each year, commencing on March 15, 2017 and ending on September 15, 2026, and thereafter quarterly in arrears on the 15th day of March, June, September and December of each year

Day Count:	From the date of issuance to, but excluding, September 15, 2026, 30/360, and from, and including September 15, 2026, Actual/360

Optional Redemption:	The Issuer may redeem the Preferred Stock at its option, (i) in whole or in part, from time to time, on any dividend payment date on or after September 15, 2026 or (ii) in whole but not in part at any time within 90 days following a regulatory capital treatment event (as defined in the Preliminary Prospectus Supplement), in each case, at a redemption price equal to $1,000 per share, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends.

Trade Date:	August 16, 2016

Settlement Date:	August 25, 2016 (T + 7)**

Public Offering Price:	$1,000 per share

Underwriting Discount:	$12.50 per share

Net Proceeds (before expenses) to the Issuer:	$395,000,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Listing:	The Preferred Stock will not be listed on any securities exchange.

CUSIP / ISIN:	269246 BN3 / US269246BN31

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Accordingly, purchasers who wish to trade Preferred Stock on the date of pricing or any of the next three succeeding business days will be required, by virtue of the fact that the Preferred Stock initially will settle T + 7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Preferred Stock who wish to trade the Preferred Stock on the date of pricing of the Preferred Stock or any of the next three succeeding business days should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, these documents may be obtained by calling (i) Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, (ii) Goldman, Sachs & Co., at 1-866-471-2526, (iii) J.P. Morgan Securities LLC telephone collect at 1-212-834-4533, or (iv) Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or by emailing prospectus@morganstanley.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.